SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.3)*

Transocean Ltd.
(Name of Issuer)

Shares, par value CHF 15.00 per share
(Title of Class of Securities)

H8817H100
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 7, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 3 to the Schedule 13D relating to the Shares, par value CHF 15.00 per share (the “Shares”), issued by Transocean Ltd. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2013, as amended by Amendment No. 1, filed with the SEC on January 29, 2013 and Amendment No. 2, filed with the SEC on March 4, 2013, to furnish the additional information set forth herein.  The Schedule 13D filed with the SEC on January 25, 2013, was filed as a "SC 13D/A" submission type which was incorrect.  The correct submission type should have been "SC 13D."  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On March 7, 2013, the Reporting Persons issued an open letter to shareholders of the Issuer (the “March 7 Letter”).  A copy of the March 7 Letter is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1              March 7 Letter

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2013

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By:  Barberry Corp.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D Amendment No. 3 – Transocean Ltd.]

Exhibit 1

FOR IMMEDIATE RELEASE

CARL C. ICAHN ISSUES OPEN LETTER TO TRANSOCEAN SHAREHOLDERS

New York, New York, March 7, 2013:  Carl C. Icahn today delivered the following open letter to shareholders of Transocean Ltd.

Dear Fellow Shareholders of Transocean:

Today we delivered a formal letter to Transocean Ltd. informing them that I will be including the following items on the agenda at the Company’s 2013 Annual General Meeting of Shareholders:

•	A proposal to approve a $4 dividend per share to be paid in four equal quarterly installments,

•	To elect three new directors, John J. Lipinski, José Maria Alapont and Samuel Merksamer, to the Board, and

•	A proposal to repeal the Company’s staggered board.

I am proposing the $4 dividend because I believe that a high dividend payout ratio is the only way that Transocean will consistently employ a disciplined and sensible approach to capital allocation. Over the past several years, in my opinion, the Company has conducted ill-advised mergers, employed unsuccessful development strategies and squandered the substantial cash flow generated by the business. Now, it appears to me, the Board and management would like to take the Company’s substantial cash flow and use it to achieve three goals: the massive repayment of the company’s low coupon debt, the aggressive new build growth locked up with low return contracts, and the payment of a meager dividend to shareholders.

I believe that the inability of Transocean to grow and pay down debt is a function of poor capital allocation which has driven the share price to below net asset value. Once the capital allocation problem has been solved, in my opinion, Transocean will have access to yield hungry investors to finance growth and acquisitions on attractive terms.

I believe that to permanently repair the failed capital allocation strategy, shareholders of this Company must replace the directors who have been the architects of this failed strategy, including the Chairman. The directors that I have chosen have substantial experience in the creation and issuance of non-traditional yield structures, driving shareholder returns through capital allocation, and managing and growing large corporations both internationally and in the energy sector.  If these nominees are elected, which I expect they will be, I truly believe it will serve shareholders well.

Over the next several months I look forward to continuing a dialogue with you about the future of Transocean.  I hope I can count on your support.

 NOTICE TO INVESTORS

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF TRANSOCEAN LTD. FOR USE AT ITS 2013 ANNUAL GENERAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF TRANSOCEAN LTD. AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.  INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 13D RELATING TO TRANSOCEAN LTD., FILED BY THE PARTICIPANTS ON JANUARY 25, 2013, AS MAY BE AMENDED FROM TIME TO TIME (THE “SCHEDULE 13D”).  EXCEPT AS OTHERWISE DISCLOSED HEREIN, THE PARTICIPANTS HAVE NO INTEREST IN TRANSOCEAN LTD. OTHER THAN THROUGH THE BENEFICIAL OWNERSHIP OF SHARES, PAR VALUE CHF 15.00, PER SHARE, OF TRANSOCEAN LTD., AS DISCLOSED IN THE SCHEDULE 13D, AS MAY BE AMENDED FROM TIME TO TIME.  THE SCHEDULE 13D, AS MAY BE AMENDED FROM TIME TO TIME, IS AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.